Exhibit 99.1

Notice to Convene the Annual General Meeting of Genmab A/S

Company Announcement

●	Genmab A/S to hold wholly virtual Annual General Meeting on April 13, 2021

COPENHAGEN, Denmark; March 9, 2021 – Genmab A/S (Nasdaq: GMAB) summons the Annual General Meeting on Tuesday, April 13, 2021 at 14:00 PM CET. Due to the COVID-19 pandemic the annual general meeting will be held as a wholly virtual general meeting without physical attendance in accordance with the Danish Executive Order no. 2240 of December 29, 2020.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Proposed amended Remuneration Policy is attached.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 20
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab A/S

Kalvebod Brygge 43

DK-1560 Copenhagen V

Denmark

Tel. +45 7020 2728

www.genmab.com

CVR no. 2102 3884

To the Shareholders of Genmab A/S

March 9, 2021

ANNUAL GENERAL MEETING

Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend the Annual General Meeting on

Tuesday April 13, 2021 at 14:00 PM CEST

Due to the COVID-19 pandemic the annual general meeting will be held as a wholly virtual general meeting without physical attendance in accordance with the Danish Executive Order no. 2240 of December 29, 2020.

Agenda:

1.	Report by the Board of Directors on the Company’s activities during the past year.

2.	Presentation and adoption of the audited Annual Report 2020 and resolution to discharge Board of Directors and Executive Management from liability.

3.	Resolution on the distribution of profits as recorded in the adopted Annual Report.

4.	Presentation of an advisory vote on the 2020 Compensation Report.

5.	Election of members of the Board of Directors.

6.	Election of auditor.

7.	Proposals from the Board of Directors:

(a)	Approval of remuneration to the Board of Directors for 2021.

(b)	Adoption of an amendment to the Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S (decrease of the multiplier of the base fee for the chair and deputy chair of the Board of Directors).

(c)	Adoption of amended Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S (certain other changes).

(d)	Authorization to Board of Directors to mandate the Company to acquire treasury shares.

(e)	Authorizations to Board of Directors to increase the share capital of the Company by cash payment and to let the Company issue convertible debt instruments.

(f)	Authorization to Board of Directors to let the Company issue warrants.

(g)	Authorization to Board of Directors to assemble general meetings as wholly virtual general meetings.

8.	Authorization of the chair of the General Meeting.

9.	Any other business.

Complete Proposals

Re item 1 on the agenda:

It is proposed to take note of the report of the Board of Directors.

Re item 2 on the agenda:

It is proposed to adopt the audited Annual Report 2020 and to grant discharge to Board of Directors and Executive Management.

Re item 3 on the agenda:

It is proposed that the profit of DKK 4,758 million for the accounting year 2020 be carried forward by transfer to retained earnings.

Re item 4 on the agenda:

It is proposed to approve the 2020 Compensation Report.

Re item 5 on the agenda:

Pursuant to Article 12 of the Company’s Articles of Association, the members of the Board of Directors are elected for periods of one year. The election period for Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Dr. Paolo Paoletti, Jonathan Peacock and Dr. Anders Gersel Pedersen expires at this General Meeting. The Board of Directors proposes to re-elect Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Dr. Paolo Paoletti, Jonathan Peacock and Dr. Anders Gersel Pedersen for a one-year period.

Information on the nominated candidates including details on their special competencies and additional executive functions/directorships is included in Appendix 1.

Re item 6 on the agenda:

The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab as the Company’s elected auditor in accordance with the Audit and Finance Committee's recommendation. The Audit and Finance Committee has not been influenced by third parties and has not been subject to any agreement with third parties, which limits the General Meeting’s choice to certain auditors or audit firms.

Re item 7 (a) on the agenda:

The Board of Directors proposes that the fees for members of the Board of Directors, including the committees thereof, in 2021 shall be as set out below and in accordance with the proposed amended Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S, see agenda item 7(b) and 7(c):

-	The annual base fee for members of the Board of Directors shall be DKK 600,000. The fee for the Chair and the Deputy Chair is currently subject to a multiplier being three (3) times the base fee for the Chair and two (2) times the base fee for the Deputy Chair as set out in the Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S. However, this multiplier is proposed – subject to the adoption of this agenda item 7(a) – to be reduced to two (2) times the base fee for the Chair and one and a half (1.5) times the base fee for the Deputy Chair as set out in agenda item 7(b).
-	The Audit and Finance Committee chair shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000.
-	The Compensation Committee chair shall receive an annual fee of DKK 120,000 and the Compensation Committee members an annual fee of DKK 80,000.
-	The Nominating and Corporate Governance Committee chair shall receive an annual fee of DKK 100,000 and the Nominating and Corporate Governance Committee members an annual fee of DKK 70,000.
-	The Scientific Committee chair shall receive an annual fee of DKK 130,000 and the Scientific Committee members an annual fee of DKK 100,000.
-	All committee members shall receive a fee of DKK 10,000 per committee meeting.

Compared to the 2020 remuneration, the proposed base fee for members of the Board of Directors is increased from DKK 400,000 to DKK 600,000. The Board of Directors believes that this ensures that Genmab A/S, as it grows in both complexity and size, can continue to attract and retain highly-qualified board members from the U.S. and around the world, who are able to commit their skills, experience and time to the Board of Directors. All other board fees remain unchanged.

The proposed increase of the base fee should be seen in conjunction with the proposed reduction of the multiplier for the Chair and Deputy Chair set out in item 7(b).

Members of the Board of Directors will furthermore receive share-based instruments in the form of restricted stock units in accordance with the proposed amended Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Re item 7 (b) on the agenda:

The Board of Directors proposes to decrease the base fee multiplier for the Chair (changes from three (3) times to two (2) times the base fee) and Deputy Chair (changes from two (2) times to one and a half (1.5) times the base fee) and amend this element of the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S accordingly. The proposed amendment described in this agenda item 7(b) is reflected in the attached Appendix 2, which is a compare version of all proposed amendments to the wording of the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S1.

Re item 7 (c) on the agenda:

The Board of Directors proposes to adopt certain other changes to the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S. The changes are designed to take account of the views expressed by some of our major shareholders during the engagement process in 2019 and 2020 and

1 I.e. changes to the format or the placing of a paragraph is not highlighted as an amendment in Appendix 2.

intended to enable Genmab to maintain a market competitive compensation program that is aligned with its compensation principles.

The proposed amendments include:

Board of Directors and Executive Management policy amendments

●	Double-trigger accelerated vesting for all equity grants upon a change-of-control
●	New stock ownership guidelines of: a) increasing CEO from one (1) time annual salary to six (6) times, b) increasing other executives from one (1) time annual salary to two (2) times, and 3) introducing a three (3) times base fee retainer guideline for the members of the Board of Directors elected by the General Meeting
●	Proration of vesting of equity awards upon termination of board service for board members and if an Executive Management member’s employment ceases as a result of being a “good leaver”

As a result of the proposed introduction of “double trigger” vesting, the accelerated vesting of warrant and RSU awards in change of control events will cease to be automatic and the awards will be subject to accelerated vesting only in the event of a qualifying termination of service following a change of control or if the acquiring company fails to equitably assume the RSUs, i.e. roll over or exchange into equivalent awards.

The proposed amendment to the vesting provisions ensures that members of the Board of Directors may be treated as “good leavers” and RSUs may continue to vest on a pro-rated basis even when such members resign from the Board of Directors. This addresses the concerns of some investors that the lapsing of RSUs, when a board member ceases to be a member of the Board of Directors, may impair his or her independence.

Executive Management policy amendments

●	New annual incentive plan structure, which includes: a) increasing maximum payout to 150% of target (150% of base salary for the CEO and 90% of base salary for the other members of the Executive Management and b) removing discretionary 15% extraordinary bonus option
●	Any earned bonus in excess of 100% of base salary for the CEO and 60% of base salary for other members of the Executive Management shall be mandatorily deferred into restricted stock units subject to three years vesting
●	The total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration

The proposed amendments further include various minor and/or linguistic changes as well as some changes to the structure.

During 2020, the Company’s Compensation Committee retained the services of independent compensation advisers to support a review of Genmab’s compensation. The review was made in light of Genmab’s business strategy and the feedback we have received from our shareholders as well as the voting guidance services in connection with a program of engagement with our largest shareholders and the voting guidance services, which was conducted in 2019 and reiterated in 2020. We appreciate the feedback we have received and have summarized the feedback and the Company’s response in the 2020 Compensation Report – see https://ir.genmab.com/governance/compensation.

The elements of the proposed Remuneration Policy are designed to be competitive when compared to the compensation programs and levels of compensation in other similar international biotech and biopharmaceutical companies in the U.S. and in Europe.

The proposed Remuneration Policy has been designed to align the interests of shareholders and the Company’s Board of Directors and Executive Management and will allow the Company to position pay, in a way that enables us to create compensation packages which are attractive internationally and, at the same time, in alignment with our values.

The proposed amendments described in this agenda item 7(c)  are reflected in the attached Appendix 2, which is a compare version of all proposed amendments to the wording of the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S2.

Re item 7 (d) on the agenda:

The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors to allow the Company to acquire treasury shares up to a total nominal amount of DKK 500,000 and until and including April 12, 2026. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen A/S at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital. The main purpose of the authorization is for the Company to be able to purchase treasury shares in order to settle the obligation to deliver shares and/or American Depository Shares (ADS) to employees, the Executive Management and/or Board Directors pursuant to the Company's share-based remuneration programs.

Re item 7 (e) on the agenda:

The Board of Directors proposes to replace the Board of Directors’ authorizations in Article 4A (to issue new shares) and Article 5A (to issue convertible debt instruments) of the Articles of Association with new authorizations to the Board of Directors to issue new shares and convertible debt instruments respectively, which collectively can be utilized to increase the share capital of the Company up to a total nominal amount of DKK 5,500,000 with and without preemption right for the existing shareholders, respectively for a period of five (5) years from the date of this General Meeting and thereby to amend Articles 4A and 5A and to adopt a new Article 5B as set forth below:

"§ 4A.

The Board of Directors is until and including April 12, 2026 authorized to increase the nominal registered share capital on one or more occasions without pre-emption rights for the existing shareholders by up to nominally DKK 5,500,000 by subscription of new shares that shall have the same rights as the existing shares of the Company. The capital increase can be made by cash or by non-cash payment. Within the authorization to increase the share capital by nominally DKK 5,500,000 shares, the Board of Directors may on one or more occasions and without preemption rights for the existing shareholders of the Company issue up to nominally DKK 2,000,000 shares to employees of the Company and the Company’s directly and indirectly owned subsidiaries by cash payment at market price or at a discount price as well as by the issue of bonus shares. No transferability restrictions or redemption obligations shall apply to the new shares. The shares shall be negotiable instruments, issued in the name of the holder and registered in the name of the holder in the Company’s Register of Shareholders. The new shares shall give right to dividends and other rights as determined by the Board of Directors in its resolution to increase the capital.

Further, the Board of Directors is until and including April 12, 2026 authorized to increase the nominal registered share capital on one or more occasions with preemption rights for the existing shareholders by up to nominally DKK 5,500,000 by subscription of new shares that shall have the same rights as the existing shares of the Company. The capital increase can be made by cash or by non-cash payment. No transferability restrictions or redemption obligations shall apply to the new shares. The shares shall be negotiable instruments, issued in the name of the holder and registered in the name of the holder in the Company’s Register of Shareholders. The new shares shall give right to dividends and other rights as determined by the Board of Directors in its resolution to increase the capital.

In connection with the exercise of the authorizations in this Article 4A, the Board of Directors may, however, not increase the nominal share capital by more than a total of DKK 5,500,000.

2 I.e. changes to the format or the placing of a paragraph is not highlighted as an amendment in Appendix 2.

§ 5A.

The Board of Directors shall be authorized, until and including April 12, 2026, by one or more issues to issue convertible debt instruments up to a maximum amount of DKK 6.5 billion with a right for the lender to convert his claim to a maximum of nominally DKK 2,600,000 new shares. However, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued. Convertible debt instruments may be raised in DKK or the equivalent in foreign currency (including US dollar (USD) or euro (EUR)) computed at the rates of exchange ruling at the day of loan. The Board of Directors is also authorized to effect the consequential increase of the capital. Convertible debt instruments may be issued against payment in cash or in other ways. The subscription of shares shall be without pre-emption rights for the shareholders and the convertible debt instruments shall be offered at a subscription price and conversion price that in the aggregate at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The time limit for conversion may be fixed for a longer period than five (5) years after the raising of the convertible debt instruments. The terms for raising of debt instruments as well as time and terms for the capital increase shall be decided by the Board of Directors in accordance with section 169 of the Companies Act. If the Board of Directors exercises the authorization new shares shall be negotiable instruments, issued in the name of the holder and carry dividend as of a date to be fixed by the Board of Directors. No restrictions shall apply as to the pre-emption right of the new shares, and shall rank pari passu with existing shares with respect to rights, redeemability and negotiability.

The Board of Directors shall be authorized, until and including April 12, 2026, by one or more issues to issue convertible debt instruments up to a maximum amount of DKK 6.5 billion with a right for the lender to convert his claim to a maximum of nominally DKK 2,600,000 new shares. However, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued. Convertible debt instruments may be raised in DKK or the equivalent in foreign currency (including US dollar (USD) or euro (EUR)) computed at the rates of exchange ruling at the day of loan. The Board of Directors is also authorized to effect the consequential increase of the capital. Convertible debt instruments may be issued against payment in cash or in other ways. The subscription of shares shall be with pre-emption rights for the shareholders and the convertible debt instruments shall be offered at a subscription price and conversion price that in the aggregate at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The time limit for conversion may be fixed for a longer period than five (5) years after the raising of the convertible debt instruments. The terms for raising of convertible debt instruments as well as time and terms for the capital increase shall be decided by the Board of Directors in accordance with section 169 of the Companies Act. If the Board of Directors exercises the authorization new shares shall be negotiable instruments, issued in the name of the holder and carry dividend as of a date to be fixed by the Board of Directors. No restrictions shall apply as to the pre-emption right of the new shares, and shall rank pari passu with existing shares with respect to rights, redeemability and negotiability.

In connection with the exercise of the authorizations in this Article 5A, the Board of Directors may, however, not issue convertible debt instruments up to more than a total of DKK 6.5 billion nor increase the nominal share capital by more than a total of DKK 2,600,000 however, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued.

§ 5B.

The authorizations to the Board of Directors set out in Articles 4A and 5A above combined can, subject to the limitations set forth therein, be utilized to increase the share capital by a total of nominally DKK 5,500,000 however, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued.".

The proposed Articles 4A, 5A and 5B will in Danish read:

"§ 4A

Bestyrelsen er til og med den 12. april 2026 bemyndiget til ad en eller flere gange uden fortegningsret for de bestående aktionærer at udvide Selskabets registrerede aktiekapital med indtil nominelt 5.500.000 kr. ved tegning af nye aktier, der skal være ligestillet med den bestående aktiekapital. Forhøjelsen kan ske enten ved apportindskud eller kontant indbetaling. Inden for bemyndigelsen til at udvide aktiekapitalen med indtil nominelt 5.500.000 kr. aktier kan bestyrelsen, ad en eller flere gange og uden fortegningsret for selskabets bestående aktionærer, udstede indtil nominelt 2.000.000 kr. aktier til medarbejdere i selskabet og selskabets direkte og indirekte ejede datterselskaber mod kontant tegning til markedskurs eller til en kurs, der er lavere end markedskursen eller ved udstedelse af fondsaktier. For nye aktier skal der ikke gælde omsættelighedsbegrænsninger eller bestemmelser om indløsning. Aktierne skal være omsætningspapirer, og de skal lyde på navn samt noteres på navn i selskabets ejerbog. Nye aktier skal give ret til udbytte og andre rettigheder i selskabet fra det tidspunkt, bestyrelsen bestemmer i sin forhøjelsesbeslutning.

Endvidere er bestyrelsen til og med den 12. april 2026 bemyndiget til ad en eller flere gange med fortegningsret for de bestående aktionærer at udvide selskabets aktiekapital med indtil nominelt 5.500.000 kr. ved tegning af nye aktier, der skal være ligestillet med den bestående aktiekapital. Forhøjelsen kan ske enten ved apportindskud eller kontant indbetaling. For nye aktier skal der ikke gælde omsættelighedsbegrænsninger eller bestemmelser om indløsning. Aktierne skal være omsætningspapirer, og de skal lyde på navn samt noteres på navn i selskabets ejerbog. Nye aktier skal give ret til udbytte og andre rettigheder i selskabet fra det tidspunkt, bestyrelsen bestemmer i sin forhøjelsesbeslutning.

Ved udnyttelse af bemyndigelserne i denne § 4A kan bestyrelsen dog maksimalt forhøje selskabets aktiekapital med i alt nominelt 5.500.000 kr.

§ 5A

Selskabet kan til og med den 12. april 2026 efter bestyrelsens nærmere be-stemmelse ad én eller flere gange udstede konvertible gældsbreve på op til maksimalt DKK 6,5 mia. med en ret for långiver til at konvertere sin fordring til maksimalt nominelt DKK 2.600.000 nye aktier. Dog kan antallet af aktier blive højere på grund af efterfølgende reguleringer af de konvertible gældsbreve i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af de konvertible gældsbreve. Konvertible gældsbreve kan udstedes i danske kroner eller modværdien heraf i udenlandsk valuta (herunder amerikanske dollar (USD) eller euro (EUR)) opgjort til de på udstedelsestidspunktet gældende kurser. Bestyrelsen bemyndiges samtidig til at gennemføre den dertil hørende kapitalforhøjelse. Konvertible gældsbreve kan udstedes mod kontant indbetaling eller på anden måde. Tegningen skal ske uden fortegningsret for aktionærerne og de konvertible gældsbreve skal udbydes til en tegningskurs og konverteringskurs, som under ét mindst svarer til aktiernes markedskurs på tidspunktet for bestyrelsens beslutning. Konverteringsfristen kan fastlægges til en længere periode end fem (5) år efter udstedelsen af det konvertible gældsbrev. Vilkårene for udstedelse af konvertible gældsbreve samt tidspunkt og vilkår for kapitalforhøjelsen fastsættes af bestyrelsen i overensstemmelse med selskabslovens § 169. Nye aktier, der udstedes som følge af bestyrelsens udnyttelse af bemyndigelsen skal være omsætningspapirer, udstedes på navn og bære udbytte fra det tidspunkt, der fastsættes af bestyrelsen. Der skal ikke gælde nogle indskrænkninger i de nye aktiers fortegningsret, og disse skal med hensyn til rettigheder, indløselighed og omsættelighed være stillet som eksisterende aktier.

Selskabet kan til og med den 12. april 2026 efter bestyrelsens nærmere be-stemmelse ad én eller flere gange udstede konvertible gældsbreve på op til maksimalt DKK 6,5 mia. med en ret for långiver til at konvertere sin fordring til maksimalt nominelt DKK 2.600.000 nye aktier. Dog kan antallet af aktier blive højere på grund af efterfølgende reguleringer af de konvertible gældsbreve i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af de konvertible gældsbreve. Konvertible gældsbreve kan udstedes i danske kroner eller modværdien heraf i udenlandsk valuta (herunder amerikanske dollar (USD) eller euro (EUR)) opgjort til de på udstedelsestidspunktet gældende kurser. Bestyrelsen bemyndiges samtidig til at gennemføre den dertil hørende kapitalforhøjelse. Konvertible gældsbreve kan udstedes mod kontant indbetaling eller på anden måde. Tegningen skal ske med fortegningsret for aktionærerne og de konvertible gældsbreve skal udbydes til en tegningskurs og konverteringskurs, som under ét mindst svarer til aktiernes markedskurs på tidspunktet for bestyrelsens beslutning. Konverteringsfristen kan fastlægges til en længere periode end fem (5) år efter udstedelsen af det konvertible gældsbrev. Vilkårene for udstedelse af konvertible gældsbreve samt tidspunkt og vilkår for kapitalforhøjelsen fastsættes af bestyrelsen i overensstemmelse med selskabslovens § 169. Nye aktier, der udstedes som følge af bestyrelsens udnyttelse af bemyndigelsen skal være omsætningspapirer, udstedes på navn og bære udbytte fra det tidspunkt, der fastsættes af bestyrelsen. Der skal ikke gælde nogle indskrænkninger i de nye aktiers fortegningsret, og disse skal med hensyn til rettigheder, indløselighed og omsættelighed være stillet som eksisterende aktier.

Ved udnyttelse af bemyndigelserne i denne § 5A kan bestyrelsen dog maksimalt udstede konvertible gældsbreve på op til i alt DKK 6,5 mia. og maksimalt forhøje selskabets aktiekapital med i alt nominelt DKK 2.600.000. Dog kan antallet af aktier blive højere på grund af efterfølgende reguleringer af de konvertible gældsbreve i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af de konvertible gældsbreve.

§ 5B

Bemyndigelserne til bestyrelsen i henhold til § 4A og § 5A ovenfor kan, med forbehold af de deri nævnte begrænsninger, tilsammen udnyttes til at forhøje selskabets kapital med op til nominelt DKK 5.500.000. Dog kan antallet af aktier blive højere på grund af efterfølgende reguleringer af de konvertible gældsbreve i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af de konvertible gældsbreve."

Re item 7(f) on the agenda:

The Board of Directors proposes that Article 5 of the Company's Articles of Association be amended so that the Board of Directors is authorized to issue up to an additional 750,000 warrants to employees of the Company as well as employees of the Company’s directly and indirectly owned subsidiaries (excluding the Company's Executive Management), entitling the holder to subscribe for shares in the Company up to a nominal value of DKK 750,000. With this authorization to issue up to an additional 750,000 warrants, the potential dilution (including the outstanding warrants and the aggregate unused part of the existing authorizations) is kept below 5% of the share capital. The proposal means that Article 5 will read as follows:

"§ 5.

By decision of the General Meeting on March 28, 2017 the Board of Directors is authorized to issue on one or more occasions warrants to subscribe the Company’s shares up to a nominal value of DKK 500,000 and to make the related capital increases in cash up to a nominal value of DKK 500,000. The Board of Directors has issued 394,489 warrants and re-issued 58,840 warrants under this authorization. This authorization shall remain in force for a period ending on March 28, 2022.

Furthermore, by decision of the General Meeting on March 29, 2019 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company’s shares up to a nominal value of DKK 500,000 to the Company's employees as well as employees of the Company’s directly and indirectly owned subsidiaries, excluding the Company's executive management, and to make the related capital increases in cash up to a nominal value of DKK 500,000. The Board of Directors has issued 398,301 warrants and re-issued 20,439 warrants under this authorization. This authorization shall remain in force for a period ending on March 28, 2024.

Furthermore, by decision of the General Meeting on April 13, 2021 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company’s shares up to a nominal value of DKK 750,000 to the Company's employees as well as employees of the Company’s directly and indirectly owned subsidiaries, excluding the Company's executive management, and to make the related capital increases in cash up to a nominal value of DKK 750,000, however, the nominal increase of the share capital may be higher due to subsequent adjustments of the warrants in accordance with the adjustment clauses determined by the Board of Directors when the warrants are issued. This authorization shall remain in force for a period ending on April 12, 2026.

The authorizations entitle the Board of Directors to issue warrants to the Company’s employees as well as employees of the Company’s directly and indirectly owned subsidiaries however, with the authorizations of March 29, 2019 and April 13, 2021 not comprising the Company's executive management. Subject to the rules in force at any time, the Board of Directors may re-use or re-issue lapsed nonexercised warrants, if any, provided that the re-use or re-issue occurs under the same terms and within the time limitations set out in this authorization. Re-use is to be construed as the Board of Directors' entitlement to let another party enter into an existing agreement on warrants. Re-issue is to be construed as the Board of Directors' option to re-issue new warrants under the same authorization, if previously issued warrants have lapsed. The existing shareholders of the Company shall not have a right of pre-emption in connection with the issue of warrants based on these authorizations. One warrant shall give the right to subscribe one share with a nominal value of DKK 1 at a subscription price per share determined by the Board of Directors which, however, shall be no less than the market price per share of the Company’s shares at the time of issue.

The exercise period for the issued warrants shall be determined by the Board of Directors.

The Board of Directors is authorized to set out more detailed terms for the warrants that are to be issued based on these authorizations. The existing shareholders of the Company shall not have a right of preemption in connection with issue of shares on the basis of warrants. The shares that are issued through the exercise of warrants shall have the same rights as existing shares cf. these Articles of Association.".

The proposed Article 5 will in Danish read:

"§ 5

Ved generalforsamlingsbeslutning af 28. marts 2017 er bestyrelsen bemyndiget til ad en eller flere gange at udstede warrants til tegning af selskabets aktier med indtil nominelt 500.000 kr. og til at gennemføre de dertil relaterede kontante kapitalforhøjelser på indtil nominelt 500.000 kr. Bestyrelsen har udstedt 394.489 warrants samt genudstedt 58.840 warrants under denne bemyndigelse. Denne bemyndigelse skal være gældende i perioden frem til 28. marts 2022.

Yderligere er bestyrelsen ved generalforsamlingsbeslutning af 29. marts 2019 bemyndiget til ad en eller flere gange at udstede yderligere warrants til tegning af selskabets aktier med indtil nominelt 500.000 kr. til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber, med undtagelse af medlemmerne af selskabets direktion, og til at gennemføre de dertil relaterede kontante kapitalforhøjelser på indtil nominelt 500.000 kr. Bestyrelsen har udstedt 398.301 warrants samt genudstedt 20.439 warrants under denne bemyndigelse Denne bemyndigelse skal være gældende i perioden frem til 28. marts 2024.

Yderligere er bestyrelsen ved generalforsamlingsbeslutning af 13. april 2021 bemyndiget til ad en eller flere gange at udstede yderligere warrants til tegning af selskabets aktier med indtil nominelt 750.000 kr. til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber, med undtagelse af medlemmerne af selskabets direktion, og til at gennemføre de dertil relaterede kontante kapitalforhøjelser på indtil nominelt 750.000 kr., dog kan den nominelle forhøjelse af selskabskapitalen blive højere på grund af efterfølgende reguleringer af warranterne i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af warranterne. Denne bemyndigelse skal være gældende i perioden frem til og med 12. april 2026.

Bemyndigelserne giver ret til at udstede warrants til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber dog med undtagelse af bemyndigelserne af 29. marts 2019 og 13. april 2021, som ikke omfatter medlemmerne af selskabets direktion. Bestyrelsen kan efter de til enhver tid gældende regler genanvende eller genudstede eventuelle bortfaldne ikke udnyttede warrants, forudsat at genanvendelsen eller genudstedelsen finder sted inden for de vilkår og tidsmæssige begrænsninger, der fremgår af denne bemyndigelse. Ved genanvendelse forstås adgang for bestyrelsen til at lade en anden aftalepart indtræde i en allerede bestående aftale om warrants. Ved genudstedelse forstås bestyrelsens mulighed for inden for samme bemyndigelse at genudstede nye warrants, hvis allerede udstedte warrants er bortfaldet. Selskabets aktionærer skal ikke have fortegningsret ved tildeling af warrants i henhold til disse bemyndigelser. En warrant skal give ret til at tegne nominelt 1 kr. aktie til en af bestyrelsen fastsat tegningskurs pr. aktie, der dog ikke kan være lavere end markedskursen på selskabets aktier på tildelingstidspunktet.

Udnyttelsesperioden for warrants bestemmes af bestyrelsen.

Bestyrelsen er berettiget til at fastsætte nærmere vilkår for de warrants, der udstedes i henhold til bemyndigelserne.

Selskabets aktionærer skal ikke have fortegningsret til de på grundlag af warrants udstedte aktier. Aktier, der tegnes ved udnyttelse af warrants, skal have de samme rettigheder som selskabets eksisterende aktier, jfr. i det hele disse vedtægter.

Bestyrelsen har udnyttet bemyndigelserne indeholdt i § 5 som anført i bilag A, som er vedlagt vedtægterne og udgør en integreret del heraf.".

Re item 7(g) on the agenda:

The COVID-19 pandemic has made it apparent that the Board of Directors needs to have the option to decide that a general meeting be held as a wholly virtual general meeting without physical attendance in special circumstances where this is deemed prudent. The Board of Directors believes that a wholly virtual general meeting without physical attendance would only be a viable format if special circumstances, such as travel or assembly restrictions, hinder a physical general meeting and provided that shareholder participation rights can be ensured. The Board of Directors therefore proposes that the General Meeting authorizes the Board of Directors to decide to convene general meetings as wholly virtual general meetings without physical attendance and thereby to adopt a new Article 8B with the following wording:

"§ 8B

General meetings may in special circumstances be held as wholly virtual general meetings without physical attendance as determined by the Board of Directors. Shareholders may attend such general meetings via the internet, on the Company’s website, by conference call, or on any other medium offering the same functionality.".

The proposed Article 8B will in Danish read:

"§ 8B

Selskabets generalforsamlinger kan efter bestyrelsens beslutning afholdes som fulde elektroniske generalforsamlinger uden adgang til fysisk fremmøde, når der foreligger særlige omstændigheder. Deltagelse i sådanne generalforsamlinger finder sted via internettet, på selskabets hjemmeside, videokonference eller andet medie med tilsvarende funktionalitet.".

Re item 8 on the agenda:

The Board of Directors proposes that the chair of the General Meeting is authorized to register the resolutions passed by the General Meeting with the Danish Business Authority and to make such amendments and additions thereto or therein, including the Articles of Association of the Company, as the Danish Business Authority may require for registration.

The proposals under items 7 (e) - 7(g) of the agenda are required to be adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the General Meeting. The proposals under the remaining items of the agenda require a simple majority of votes.

The Company's share capital amounts to DKK 65,587,322 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

__________

Pursuant to Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than March 22, 2021: (1) the notice (including Appendix 1 thereto) of the Annual General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Annual General Meeting, incl. a redline version of the Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S reflecting the proposed amendments (Appendix 2 to the notice), (5) the Annual Report for 2020, (6) the 2020 Compensation Report, and (7) the forms needed for possible proxy voting and post voting.

Registration Date: A shareholder’s right to participate in and vote at the Annual General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Tuesday April 6, 2021.

Registration to participate:

Shareholders who wish to attend the virtual General Meeting must request to participate in accordance with the deadline for ordering admission cards set out in Article 10 of the Articles of Association by no later than Friday April 9, 2021, at 11:59 PM CEST. You can register as follows and

-	electronically via the InvestorPortal on the Company's website www.genmab.com, or via VP Securities A/S’ website, www.vp.dk/agm

-	by contacting VP Securities A/S on tel. no. (+45) 43 58 88 66, or by email to vpinvestor@vp.dk.

Please be informed that participation in the virtual General Meeting requires that a request to participate is submitted as set out above.

Confirmations of requests to participate and details on how to participate in the virtual Annual General Meeting, including a link to the AGM portal, will be sent to the e-mail address specified in the shareholder portal upon registration.

Proxy vote: Shareholders who are not able to attend the virtual Annual General Meeting or who wish to submit their votes ahead of the virtual Annual General Meeting may:

●	Assign a proxy to a person appointed by the shareholder; or
●	Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
●	Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or VP Investor Services A/S’ website www.vp.dk/agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CEST on Friday April 9, 2021. You may alternatively complete and sign the enclosed proxy form and return it by post to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or scan it and return it by e-mail to vpinvestor@vp.dk or by fax to +45 43 58 88 67 so that it is received by VP Investor Services A/S by 11:59 PM CEST on Friday April 9, 2021.

Postal vote: Shareholders who are not able to attend the virtual Annual General Meeting or who wish to submit their votes ahead of the virtual Annual General Meeting may also vote by post:

Go to the Company’s website www.genmab.com or www.vp.dk/agm to vote by post. This must be completed by 10:00 AM CEST on Monday April 12, 2021. You may alternatively complete and sign the enclosed postal voting form and return it by post to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen

S, Denmark, or scan it and return it by e-mail to vpinvestor@vp.dk or by fax to +45 43 58 88 67 so that it is received by VP Investor Services A/S by 10:00 AM CEST on Monday April 12, 2021.

Please note that you may either assign a proxy or vote by post, but not both. Shareholders who have submitted a proxy or postal vote ahead of the virtual Annual General Meeting can still attend the virtual Annual General Meeting and ask questions during the virtual Annual General Meeting but will not be able to participate in any ballot.

Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the Company’s management in writing about matters of importance to the evaluation of the Annual Report 2020, the Company’s position or any of the other matters which are to be transacted at the General Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Senior Vice President, Global Communications & Investor Relations (mmp@genmab.com) or to Andrew Carlsen (EU), Vice President, Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may be neglected if the shareholder asking the question is not represented at the General Meeting. At the virtual Annual General Meeting, the shareholders may also ask questions to the Company’s management about the above matters and may ask questions regarding the Annual Report 2020 to the auditor appointed by the General Meeting. Due to the Annual General Meeting being held virtually all questions shall be submitted in writing and we kindly encourage the shareholders to submit questions or comments to be read out in advance of the virtual Annual General Meeting if possible.

Virtual General Meeting:

The completion of the Annual General Meeting as a wholly virtual general meeting ensures compliance with the guidelines restricting gatherings in conjunction with COVID-19. As a consequence, physical attendance is not possible, but you can attend via an AGM portal and the virtual Annual General Meeting is transmitted via live streaming (webcast) in the AGM portal. It is important that you log into the AGM portal in order to attend the virtual Annual General Meeting. Here, you will be able to follow the live streaming of the virtual Annual General Meeting, submit comments and questions as well as vote in any ballots.

Shareholders can also watch the live webcast on the Company’s website www.genmab.com. The live webcast is publicly accessible and requires no registration.

Each shareholder is responsible for ensuring that the shareholder has a device with a web browser able to log onto AGM portal and that the shareholder has an adequate and functioning internet connection available at the time of the General Meeting.

Information on the procedure relating to virtual participation, including technical requirements and other instructions, are available at this link https://www.genmab.com/annual-general-meeting-2021/ and will be shared by e-mail, together with a link to the AGM portal, to shareholders and other authorised participants who have registered to attend the virtual Annual General Meeting.

Technical assistance

Questions regarding registration to participate, attending the virtual Annual General Meeting as well as any technical related questions before or during the General Meeting may be directed to VP Securities A/S tel. no. (+45) 43 58 88 94 or VGMmail@vp.dk.

Processing of personal data

The Company processes personal data about its shareholders in connection with the General Meeting. Please see Genmab A/S' Privacy Policy available on the Company's website: https://www.genmab.com/privacy/shareholders-genmab/  for details.

Copenhagen, March 9, 2021

On behalf of the Board of Directors

Deirdre P. Connelly

Chair

Scan the QR code with your smartphone or tablet to go to the registration site.

Appendix 1: Candidates for the Board of Directors

Deirdre P. Connelly

Female, Hispanic/American, 60

Board Chair (Independent, elected by the General Meeting); Chair of the Compensation Committee, Member of the Audit and Finance Committee and the Nominating and Corporate Governance Committee

First elected 2017, current term expires 2021

Special Competences
More than 30 years' experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch, and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Corporate Governance Committee Chair: Lincoln Financial Corporation

Audit Committee Member: Lincoln Financial Corporation

Compensation and Development Committee Member: Macy’s Inc.

Nominating and Governance Committee Member: Macy’s Inc.

Pernille Erenbjerg

Female, Danish, 53

Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2021

Special Competences
Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with transformation of large and complex companies, including digital transformations and digitally based innovation. Comprehensive all round background within finance including extensive exposure to stock markets, equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions
Deputy Chair: Millicom

Member: Nordea AB, GlobalConnect/IP-Only*

Chair of Remuneration Committee: Millicom

Audit Committee Member: Millicom, Nordea AB

Operations and Sustainability Committee Member: Nordea AB

Rolf Hoffmann

Male, German, 61

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee

First elected 2017, current term expires 2021

Special Competencies
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement management, compliance and organizational efficiency. Over 20 years’ experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, including Managerial Positions
Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions:
Chair: Biotest AG

Member: EUSA Pharma, Inc.*, Paratek Pharmaceuticals, Inc. and Shield Therapeutics plc

* Companies marked with an asterisk (*) are non-public companies

Candidates for the Board of Directors

Paolo Paoletti, M.D.

Male, Italian (USA Citizenship), 70

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee

First elected 2015, current term expires 2021

Special Competences

Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the USA and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, including Managerial Positions

CEO for GammaDelta Therapeutics Limited*

Current Board Positions

Member: PsiOxus Therapeutics Limited*, FORMA Therapeutics*

Jonathan Peacock

Male, British, 62

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Compensation Committee

First elected 2020, current term expires 2021

Special Competences

Extensive experience in corporate finance, strategy and international expansion in the pharmaceutical industry. Involved in several large and small acquisitions and partnerships of commercial, pipeline and research assets covering diverse global markets as CFO at Novartis Pharma and CFO at Amgen. Jonathan Peacock holds a degree in Economics, is a chartered accountant and has a background as a partner at McKinsey and Price Waterhouse.

Current Board Positions

Chair: Bellerophon Therapeutics Inc.

Member: Avantor Inc, W20 Group*

Trustee: Natural History Museum of Los Angeles*

Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 69

Board Member (Non-independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee and Member of the Scientific Committee and the Compensation Committee

First elected 2003, current term expires 2021

Special Competences

Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions

Chair: Aelis Farma S.A.S.*

Deputy Chair: Bavarian Nordic A/S

Member: Hansa Medical AB, Bond 2 development 2 GP limited*

* Companies marked with an asterisk (*) are non-public companies

Remuneration Policy

THE REMUNERATION POLICY FOR THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF GENMAB A/S

The Compensation Committee’s remit – as defined by our Charter (which can be found at www.genmab.com) is to assist the Board of Directors in ~~relation to~~ carrying out its responsibilities relating to compensation. The development of a Remuneration Policy that allows us to recruit talented experts at all levels directly supports our vision. This is essential to our business strategy and long-term sustainability supporting Genmab A/S' abilities to recruit, retain and motivate competent and loyal members to the Board of Directors and the Executive Management. This is as true for the Board of Directors as it is for the Executive Management.

As Genmab’s business continues to evolve and expand, as well as increase in complexity, we will require new capabilities for areas in which we have not previously operated. The biotechnology space, and in particular the oncology sector, are not only fast-evolving but highly competitive. The pool of talent for people with the skills and knowledge Genmab A/S needs is competitive and relatively small, even at a global level. Since Genmab A/S’ business strategy is extremely focused and targeted, our talent pools are consequently very small and specialized. Our ability to attract and retain talented leaders in key roles is fundamental to execution of our long-term plan.

The key principles that guide our Remuneration Policy are: (1) the alignment of interest between the members of Genmab A/S’ management bodies and Genmab A/S’ shareholders; (2) the ability to attract and retain talent internationally and (3) the desire to link compensation to performance measured on the basis of our financial fundamentals, non-financial value drivers, the share price and our corporate social responsibility focus areas.

The scope of the Remuneration Policy

This Remuneration Policy has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act.

The Remuneration Policy applies to the compensation of members of the Board of Directors and the Executive Management of Genmab A/S. Compensation of other key employees is not subject to this Remuneration Policy.

The decision-making process for setting the Remuneration Policy

In accordance with the Compensation Committee’s Charter, the Compensation Committee makes proposals on the Remuneration Policy of the Board of Directors and the Executive Management, for the approval of the Board of Directors. The Remuneration Policy is subsequently submitted to the shareholders for approval at a general meeting of Genmab A/S. As part of the deliberations to ensure a market-based and appropriate Remuneration Policy for Genmab A/S, the compensation of the Board of Directors and the Executive Management is researched and benchmarked by external advisors on behalf of the Compensation Committee. In order to ensure that Genmab A/S can source the best talent from a global and diverse pool of executives and directors – in particular those with experience and insight in the field of oncology in the United States – it is important that we are able to offer compensation packages that are competitive with US-based peer companies. In the event that the Compensation Committee believes that it is necessary to change the Remuneration Policy, it will make recommendations to the Board of Directors for approval. Subject to the Board of Directors’ approval, a ~~new~~ revised Remuneration Policy will be submitted to shareholders for adoption at a general meeting of Genmab A/S. The Remuneration Policy will normally be assessed and reviewed on an annual basis to ensure that it remains aligned to Genmab A/S’ business strategy and priorities.

It is the responsibility of the Board of Directors to approve the compensation arrangements and to ensure that the Remuneration Policy is implemented. The Compensation Committee assists the Board of Directors with the implementation of the Remuneration Policy by:

-	overseeing the performance of the Executive Management and discussing the annual compensation for each member of the Executive Management, including salary, bonus, incentive and equity compensation;
-	reviewing and making recommendations to the Board of Directors regarding the goals of Genmab A/S’ Chief Executive Officer (CEO), evaluating

Remuneration Policy

CEO performance in light of these objectives, and making recommendations concerning CEO compensation consistent with Genmab A/S’ philosophy (the results of the annual CEO evaluation are considered when recommending CEO salary and other compensation to the Board of Directors);
-	reviewing and making recommendations, on the recommendation of the CEO, to the Board of Directors regarding the goals of any other members of the Executive Management whose compensation is within the remit of the Compensation Committee;
-	reviewing recruitment compensation packages for new members of the Executive Management and termination packages for existing members of the Executive Management and providing recommendations for approval by the entire Board of Directors;
-	periodically reviewing whether shareholding requirements applicable to the Executive Management, as set out in the Remuneration Policy (in addition to the service agreements of the Executive Management), are being adhered to;
-	reviewing the market data on the fees of the members of the board of directors in competing international biotech companies in order to recommend the cash and share-based elements of compensation for the Board of Directors;
-	reviewing on an annual ~~report on~~ basis Genmab A/S’ approach to all-employee compensation programs, including share-based programs and benefit plans;
-	reviewing and making recommendations concerning long-term incentive compensation plans, including the use of share-based plans; and
-	oversee that the information in the Annual Report and Compensation Report regarding the compensation of the Board of Directors and the Executive Management is correct, true and sufficient.

Managing potential conflicts of interest

According to the Compensation Committee Charter, the Compensation Committee shall ensure that any compensation advisor of the Compensation Committee shall sign a declaration of independence. The Committee also ensures that members of the Executive Management are not involved in the determination of their own compensation arrangements. It is the assessment of the Board of Directors that, since the compensation of the Executive Management is determined by the Board of Directors based on the Compensation Committee's recommendation and the compensation of the Board of Directors as well as the Remuneration Policy is subject to shareholder approval at the general meeting, there is no conflict of interest.

Genmab A/S’ strategy and link to compensation

At Genmab A/S, our approach to compensation supports and reinforces our long-term business strategy and rewards sustained value creation. ~~The~~ Our strategy has three prongs as follows:

1.	Turn science into medicine
-	Generate differentiated antibody therapeutics with significant commercial potential
2.	Build a profitable and successful biotech
-	Maintain a flexible and capital efficient model
-	Maximize relationships with partners
-	Retain ownership of select products
3.	Focus on core competence
-	Identify the best disease targets
-	Develop unique best-in-class or first-in-class antibodies
-	Develop next generation technologies

The principles on which the Remuneration Policy is based are as follows:

●	To align and balance the interests of Genmab A/S' Board of Directors and Executive Management ~~and~~ with those of shareholders.

Remuneration Policy

●	To attract, retain and motivate the members of the Board of Directors and the Executive Management.
●	To be competitive compared to other similar international biotech and biopharmaceutical companies.

The variable compensation of the Executive Management depends on the achievement of specific Key Performance Indicators (KPIs) and performance goals that relate to the performance of the executive member in question and to Genmab A/S’ short and long-term business results. The KPIs and performance goals that the Board of Directors sets for the purposes of Genmab A/S’ incentive arrangements – both annual and share-based – are directly linked to the business strategy and our annual business plans. The KPIs/performance goals may be financial, operational and/or strategic ~~&~~and organizational:

Financial: examples include revenue, operating income, relative Total Shareholder Return (TSR).

Operational: examples include maximization of the research and development pipeline process, management of partnerships and identifying new partnerships.

Strategic & Organizational: examples include Environmental, Social and Governance (ESG) and organizational design.

The Compensation Report provides a discussion of the peer groups and benchmarking analyses used by the Compensation Committee ~~in 2019~~ for the most recently completed financial year (see the Compensation Report at www.genmab.com).

Remuneration Policy

Compensation of the Board of Directors3

Purpose and Link to Strategy	Description of Component	Relative Share of Component
Base fees
Ensure Genmab A/S can attract and retain qualified individuals to the Board of Directors.

Each member of the Board of Directors receives a fixed annual base fee. The Chair~~man~~ of the Board of Directors receives ~~three (3) times the fixed annual base fee, and the Deputy Chairman receives~~ two (2) times the fixed annual base fee, and the Deputy Chair receives one and a half (1.5) times the fixed annual base fee.

In addition to the fixed annual base fee, a member of a board committee may receive a supplemental annual fee per committee and a fee per committee meeting attended.

Fee levels for directors are reviewed by the Board of Directors annually. When reviewing fees, reference is made to fees payable in Genmab A/S’ peer group as determined from time to time (see the relevant Compensation Report), the extent of the duties performed and the expected time commitment of the role.

The fixed annual base fee as well as the supplemental annual fee per committee and the fee per committee meeting attended must be approved annually at Genmab A/S’ Annual General Meeting based upon a proposal by the Board of Directors.

For the financial year 202~~0~~1 (the first year of operation of ~~this~~ the revised Remuneration Policy) the illustrative fee levels proposed are as follows:

-
Annual base fee of DKK ~~4~~600,000 – ~~Deputy Chairman~~ Chair receives ~~double~~ two (2) times the fixed annual base fee, and ~~Chairman~~ the Deputy Chair receives ~~triple~~ one and a half (1.5) times the fixed annual base fee.
-
Audit and Finance Committee membership fee of DKK 100,000 with Chair~~man~~ receiving fee of DKK 150,000, plus a fee per meeting of DKK 10,000.
-
Compensation Committee membership fee of DKK 80,000 with Chair~~man~~ receiving fee of DKK 120,000, plus a fee per meeting of DKK 10,000.
-
Nominating and Corporate Governance Committee membership fee of DKK 70,000 with Chair receiving fee of DKK 100,000, plus a fee per meeting of DKK 10,000.
-
Scientific Committee membership fee of DKK 100,000 with Chair~~man~~ receiving fee of DKK 130,000, plus a fee per meeting of DKK 10,000.
The typical proportion of cash fees as a relative share of the Board of Directors’ compensation is between 45% to 75%.

3 Please note that as far as compensation of employee-elected members of the Board of Directors is concerned, it is only compensation in their capacity as members of the Board of Directors that is covered by the Remuneration Policy.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Relative Share of Component
Share-based instruments

Share-based instruments[4] constitute a common part of the compensation paid to members of the board of directors in competing international biotech and biopharmaceutical companies and in U.S. biotech companies in particular. The allocation of time-vested RSUs are intended to reinforce the alignment of interest between shareholders and the Board of Directors as well as being a necessary part of their compensation to ensure that Genmab A/S is competitive in the international market and to be able to attract and retain highly-qualified members of the Board of Directors on a continuous basis. It is not deemed to be an incentive device, but rather ~~an integrala~~ a compensatory element ~~of compensation~~ to ensure alignment with shareholder interests.

The share-based instruments granted to the Board of Directors may be in the form of restricted stock units (RSUs).

A new member of the Board of Directors may be granted RSUs upon election corresponding to a fair value calculated (at the time of grant) of up to four (4) times the fixed annual base fee. The fair value of each RSU is equal to the closing market price on the date of grant.

In addition, the members of the Board of Directors may be granted RSUs on an annual basis corresponding to a fair value (at the time of grant and calculated as set out above) of up to one (1) time the fixed annual base fee, for the Chair~~man~~ the fair value shall be of up to two (2) times the fixed annual base fee and for the Deputy Chair~~man~~ the fair value ~~(calculated as set out above)~~ shall be of up to one point five (1.5) times the fixed annual base fee.

RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this ~~Policy, and may be subject to certain conditions regarding continued membership of the Board of Directors.~~ Remuneration Policy. To ensure the Board of Directors’ independence and supervisory function, vesting of RSUs granted to members of the Board of Directors shall not be subject to fulfilment of forward-looking performance criteria.

The vesting period starts at the time of grant of the RSUs. If a member of the Board of Directors ceases to be a member of the Board of Directors for any reason other than death, unvested RSUs will be prorated based on time-served and such prorated RSUs will remain outstanding and continue to vest. Unvested RSUs will be forfeited upon death.

Upon vesting, the holder of an RSU is obliged to receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK ~~one (~~1~~)~~ per share

The typical proportion of share-based compensation as a relative share of the Board of Directors’ compensation is between 25% - 55%.

4 The compensation of the members of the Board of Directors shall not include share options or warrants but may include annual awards of RSUs. Genmab A/S is mindful that the Danish Corporate Governance Recommendations expressly say that the compensation of the Board of Directors partly in shares at market value does not contravene with the recommendations.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Relative Share of Component

as determined by the Board of Directors.

In the event of a change in control of Genmab A/S, the RSUs will vest in their entirety on a “double trigger” accelerated basis if the member of the Board of Directors is replaced by a new board member or such member’s seat on the Board of Directors is eliminated due to a reduction in the number of board members.

The RSUs will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs, i.e. roll over or exchange into equivalent awards.

Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.

Remuneration Policy

Compensation to the Executive Management

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component
Base Salary
Reflect the individual’s skills and experience, role and responsibilities.	Members of the Executive Management receive a fixed annual base salary for their day-to- day job. Salaries are usually denominated either in DKK, EUR or USD.	Annual salary increases will typically not exceed the relevant market norms in terms of percent increase and will take into account increases for Genmab A/S’ employees as a whole.	Any increase shall be based both on individual and Genmab A/S’ performance as well as benchmark analyses.	20% to 25%
Pension
Provide a framework to save for retirement.	Members of the Executive Management are entitled to pension contribution.	Fixed amount or percentage of base salary. In the 20~~19~~20 financial year company contributions were less than 5%.	Not applicable	<5%
Other Benefits
Provide competitive benefits. Additional benefits may also be provided in order to compensate members of the Executive Management working away from their normal country of residence.

In addition to usual perquisites, the members of the Executive Management may receive non- monetary benefits such as (but not limited to) health and accident insurance, life assurance, retirement benefits, company cars, telephones and the reimbursement of the costs of tax advice.

Where members of the Executive Management are required to work away from their normal country of residence, they are entitled

		The maximum opportunity depends on the cost of the benefits to Genmab A/S. In the 20~~19~~20 financial year the average value of benefits as a percentage of fixed annual base salary was up to 6.6%.	None	5% to 15%

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

to a payment to offset any additional tax in their place of work versus their resident country. On recruitment it may be necessary to provide for relocation and/or expatriation and the Policy expressly allows for this; Genmab A/S may pay for such based on approval from the Board of Directors on the basis that the Board of Directors shall agree to pay no more than is necessary.

Annual Cash Bonus

Motivate members of the Executive Management to achieve key objectives on an annual basis

A portion of the earned bonus shall be delivered in the form of RSUs in order to further align the interest of the Executive Management with the long-term interests of our shareholders

A non-share-based instrument, either as a bonus scheme or annual incentive arrangement, may have a term of one or more years and/or be dependent on the occurrence of one or more specific predefined events affecting Genmab A/S. Such bonus may also be a loyalty bonus or any similar cash bonus.

Annual bonuses are paid in cash, with a portion convertible into deferred RSUs, following the determination of achievement against performance goals and KPIs (see page ~~3~~4 of this

Members of the Executive Management may receive a maximum annual bonus of ~~60% to 100%~~ 150% (for the CEO) and 90% (for other members of Executive Management) of their annual base salaries dependent on their positions, calculated before any pension contribution and bonus payment, based on their achievement of certain predetermined and well- defined annual milestones.

~~In addition, the members of the Executive Management may receive an extraordinary bonus of up to 15% of their annul base salaries, calculated before any pension contribution and bonus payment, based on the~~

Achievement is based on predetermined and well-defined annual performance goals or KPIs whether financial or strategic, directly linked to Genmab A/S’ business strategy and desire to generate sustainable value. The KPIs/performance goals may be personal relating to the member of the Executive Management’s own performance, or they may be based on the results of Genmab A/S, the results of one or more business units of Genmab A/S, and/or the

15% to 25%

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

Remuneration Policy). Irrespective of the description of the RSU component in the share based compensation section below, deferred RSUs shall not be subject to prorated vesting or forward-looking performance criteria.

~~occurrence of certain special events or achievements, taking the total annual bonus potential to 75% to 115% of salary.~~

~~Such bonus schemes may enable each of the current members of the Executive Management to earn a bonus per calendar year of up to an ordinary maximum of approximately DKK 10 million and an extraordinary maximum of approximately DKK 1.5 million.~~

Bonuses are usually either denominated in DKK, EUR or USD.

Bonus payments above 100% of base salary (for the CEO) and above 60% of base salary (for other members of Executive Management) shall be delivered in the form of deferred RSUs that vest on the first banking day of the month following a period of three (3) years from the date of grant.

occurrence of a specific event.

Whether a bonus is paid or not will depend on the extent to which the KPIs and/or performance goals are met and the targets reached. The Compensation Committee reviews, at the end of the year, the performance against each of the measures and targets set, and makes recommendations to the Board of Directors. The assessment as to whether the financial KPIs are achieved will generally be made on the basis of the audited Annual Report.

The degree of achievement of the non-financial performance goals and/or KPIs will be assessed on the basis of externally and/or internally validated determinations ~~estimates~~.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component
Share-based Compensation - Restricted Stock Units

Motivate members of the Executive Management to achieve short-term and long-term goals and business strategies and thereby support~~s~~ sustainability. Aligns to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share- based instruments constitute a common part of compensation paid to members of the Executive Management in competing international companies.

Annual grants of share-based instruments to members of the Executive Management are used primarily as an incentive to increase the ~~future value~~ long-term performance and success of Genmab A/S, and also in recognition of past contributions and accomplishments.

The share-based instruments granted to the members of the Executive Management may be in the form of RSUs or a combination of RSUs and warrants (options to subscribe for shares in Genmab A/S). Vesting of share-based instruments is governed by applicable award agreements and programs, including certain “good leaver” and “bad leaver” provisions.

The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient's importance for and participation in achieving the sustainability and long-term targets and strategies of Genmab A/S.

RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this ~~Policy, and may be subject to certain conditions such as~~

The members of the Executive Management may on an annual basis be granted share-based instruments (including ~~any~~ warrants) corresponding to a fair value (at the time of grant) of up to four (4) times the member's annual base salary, calculated before any pension contribution and bonus payment, in the year of grant. The number of warrants and RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula.

Notwithstanding the above, in no event may the fair value calculated (at the time of grant) of share- based instruments (i.e. RSUs and warrants) granted to a member of the Executive Management on an annual basis exceed DKK 25 million (excluding any sign-on~~s~~ payments or buyouts).

Vesting of RSUs granted to members of the Executive Management shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors.

Such forward-looking performance criteria may include but will not be limited to one or more of the following criteria: development in sales and royalty payments relating to marketed products; development in and results of continued label expansion activities; entering into new or extended collaboration arrangements; progression of Genmab A/S’ R&D pipeline in clinical and pre-clinical phases and filings of INDs and/or CTAs in accordance with or exceeding projected expectations; development of new proprietary next-generation antibody technologies; and recruiting, retaining and

30% to 45%

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

~~continued employment of the Executive Management~~ Remuneration Policy.

Upon vesting, the holder of a restricted stock unit is obliged to receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK ~~one (~~1~~)~~ per share as determined by the Board of Directors.

If an Executive Management member’s employment ceases due to being a “bad leaver,” then any unvested RSUs shall be automatically forfeited.

If an Executive Management member’s employment ceases as a result of being a “good leaver” (generally, a termination of employment without cause, a constructive termination of employment or a qualifying retirement), then a prorated share of the RSUs that are granted, but not yet vested, shall remain outstanding in accordance with their terms for the remainder of the vesting period and shall be developing a world-class team ~~of scientists and other professionals~~.

Subject to any competitive or sensitivity considerations, Genmab A/S ~~intends to~~ discloses further information in the financial reports at the end of the vesting period.

Performance measures are linked to Genmab A/S’ financial and strategic priorities as an incentive to increase the future value of Genmab A/S but also in recognition of past contributions and accomplishments. The Compensation Committee reviews, at the end of the year, the performance ~~outturns~~ against each of the measures and targets set to make recommendations to the Board of Directors regarding the level of award payable. The assessment as to

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

settled at the same time and subject to the same conditions that apply to then-active participants in the RSU program and the terms of the RSU award agreement, and the remainder of the RSUs that are granted, but not yet vested, shall be automatically forfeited.

In the event of a change in control of Genmab A/S, the RSUs will vest in its entirety on a “double trigger” accelerated basis if the employment terms of the Executive Management member is materially changed to his or her detriment during the 12-month period following the change in control.

The RSUs will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs, i.e. roll over or whether the financial performance measures are achieved will generally be made on the basis of the audited Annual Report. The degree of achievement of the strategic performance measures will be assessed on the basis of externally and/or internally validated estimates.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component
exchange into equivalent awards. Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.
Share-based Compensation – Warrants

Motivate members of the Executive Management over the longer term. Aligned to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share-

based instruments constitute a common part of the compensation paid to members of the executive management in competing international companies.

Annual grant of share-based instruments to members of the Executive Management is used primarily as an incentive to increase the future value of Genmab A/S, but also in recognition of past contributions and accomplishments.

As described above the share- based instruments granted to the members of the Executive Management including new members may be in the form of RSUs or a combination of RSUs and warrants (options to subscribe for shares in Genmab A/S). Each warrant entitles the holder to buy one share.

If members of the Executive Management are granted a combination of restricted stock units and warrants, the proportional value of the warrants may not exceed 25% of the total fair value (at the time of grant).

Warrants are granted free of charge and may be exercised at an exercise price which cannot be lower than the price of Genmab A/S’ shares as noted on the Nasdaq Copenhagen at

The members of the Executive Management may on an annual basis be granted share-based instruments (warrants and RSUs) corresponding to a fair value (at the time of grant) of up to four (4) times the member's annual base salary calculated before any pension contribution and bonus payment, in the year of grant. The number of warrants and RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula.

Notwithstanding the above, in no event may the fair value (at the time of grant) of share-based instruments granted to a member of the Executive

The exercise price of a warrant may not be lower than the closing price of Genmab A/S shares on the date of grant. This aligns interests of the Executive Management with long term interests of Genmab A/S’ shareholders.

The share price is deemed to be the performance measure as the warrants have no value unless the share price increases.

10% to 15%

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

close of business on the day of grant, but not less than par. Accordingly, members of the Executive Management will not be in the position to realize an immediate gain upon the grant of warrants. Not until the time of a later exercise, subject to the vesting rules, may the warrant holder be in a position to gain value.

The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient's importance ~~for~~ to, and participation in, achieving the sustainability and long-term targets and strategies of Genmab A/S.

Warrants vest three (3) years after the date of grant, except in limited termination scenarios as described in this Remuneration Policy, and may be subject to certain conditions such as continued employment of the Executive Management.

~~Notwithstanding the foregoing,~~ Warrants granted

Management on an annual basis exceed DKK 25 million (excluding any sign-ons or buyouts).

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

to members of the Executive Management are subject to an additional two (2) year lock-in period upon vesting. The warrants shall lapse automatically, without prior notice and without compensation on the seventh (7th) anniversary of the grant date.

If an Executive Management member’s employment ceases due to being a “bad leaver,” then any unvested warrants shall be automatically forfeited.

If an Executive Management member’s employment ceases as a result of being a “good leaver”, then a prorated share of the warrants that are granted, but not yet vested, shall remain outstanding in accordance with their terms for the remainder of the vesting period.

In the event of a change in control of Genmab A/S, the warrants will vest in its entirety on a “double trigger” accelerated basis if the employment terms of the Executive Management

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

member is materially changed to his or her detriment during the 12-month period following the change in control.

The warrants will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the warrants, i.e. roll over or exchange into equivalent awards.

Sign-ons and Buyouts
Enables Genmab A/S to offer an internationally competitive compensation package to attract qualified members of the Executive Management.

A new member of the Executive Management may receive a sign-on payment upon engagement subject to certain claw-back provisions. Also, a new member of the Executive Management may receive a buyout payment to compensate for foregone compensation. Sign-on and/or buyouts may be in the form of RSUs, warrants, and/or cash.

Any sign-on payments to new members of the Executive Management (whether externally hired or internally promoted) will be limited to a value corresponding to four (4) times the annual base salary, whether in cash, warrants and/or RSUs.

Buyouts (to make a recipient whole for forfeited opportunities) will not be capped but will be based on an objective estimate

Vesting of RSUs granted to members of the Executive Management as sign-on or buyout shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors, Such forward-looking performance criteria may include the same criteria as described further above regarding RSUs

Not applicable.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

RSUs vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Remuneration Policy, and may be subject to certain conditions such as continued employment of the Executive Management.

Upon vesting, the holder of a restricted stock unit is obliged to receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK ~~one (~~1~~)~~ per share as determined by the Board of Directors.

Warrants vest three (3) years after the date of grant, except in limited termination scenarios as described in this Remuneration Policy and may be subject to certain conditions such as continued employment of the Executive Management.

~~Notwithstanding the foregoing,~~ Warrants granted to members of the Executive Management are subject to of the forfeited compensation in question.

In the event that the sign-on and/or buyout is granted in the form of RSUs or warrants, the fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula.

and performance metrics.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

an additional two (2) year lock-in period upon vesting. The warrants shall lapse automatically, without prior notice and without compensation on the seventh (7th) anniversary of the grant date.

Warrants are granted free of charge and may be exercised at an exercise price which cannot be lower than the price of Genmab A/S’ shares as noted on the Nasdaq Copenhagen at close of business on the day of grant, but not less than par.

Remuneration Policy

● ● ● ● promotion.
Shareholding Requirements ~~for Members of the Executive Management~~
Motivate members of the Board of Directors elected by the General Meeting and members of the Executive Management over the longer term and aligned to strategy and creation of shareholder value.

To further align the interests of the shareholders and the members of the Executive Management~~, each~~ and members of the Board of Directors elected by the General Meeting, the applicable member shall be required to hold a number of Genmab A/S shares corresponding to the value of such member’s annual base salary or base fee, as follows.

●
~~The number of shares shall be fixed at commencement of the employment as, or promotion to member~~ Chief Executive Officer: Six (6) times base salary
●
Other members of the Executive Management: Two (2) times base salary
●
Members of the Board of Directors elected by the General Meeting: Three (3) times base fee
●
Ownership may be built up normally over a five (5) year period ~~from the date of~~ after the later of: (i) date of adoption of the requirement or, (ii) the date of commencement of employment or promotion.
~~(h)~~
~~For current members of the Executive Management, the number of shares was fixed at the date of adoption of the requirement~~

The fulfilment of the shareholding requirement is periodically reviewed.

The Board of Directors may, on a reasonable and fair basis, diverge from this shareholding requirement in the event of hardship ~~– see below~~

Cash Severance and Other Benefits in Connection with Termination of Employment

Providing appropriate severance benefits helps to attract and retain highly-qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with Genmab A/S, and by providing income continuity following an unexpected termination of employment

Severance protection is designed to be fair and competitive and to aid in attracting and retaining experienced Executive Management members. When recruited from another company, an executive generally will seek to be protected in the event he or she is terminated without cause or if we take actions giving the executive good reason to terminate employment. We believe that the protection we provide, including the level of severance payments and post-termination benefits, is appropriate and within the range of competitive practice.

For any service agreement entered into with a new member of the Executive Management after the date of adoption of this Remuneration Policy, the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration (as defined under the Danish Corporate Governance Recommendations).

Note to the Remuneration Policy Table Above

~~RSUs and warrants may vest early in the event of a change of control (see also below the section on change of control).~~

Contracts entered into prior to the implementation of the 2021 Remuneration Policy will be honored.

Remuneration Policy

Consideration of Employee Compensation

To ensure that the design of executive compensation programs takes account of employee compensation in Genmab ~~A/S~~, the Compensation Committee is briefed by the CEO and the ~~Corporate VP~~ Senior Vice President, Global HR on pay and employment practice for Genmab employees generally. The Compensation Committee intends, as part of its work and as Genmab ~~A/S~~ grows, to ensure that it keeps up-to-date on developments in all-employee pay so that the determination of executive compensation and the design of incentive programs in both are aligned to market practice and internally coherent.

Clawback Policy

Genmab A/S shall be entitled to reclaim in full or in part, on the basis of generally applicable principles of Danish law, variable components of compensation that were paid to the members of the Executive Management on the basis of data that proved to be misstated. The Board of Directors will keep emerging market practice under review.

Service Contracts and Termination Payments

(i)	Board of Directors

Members of the Board of Directors elected by the general meeting are elected for a period of one (1) year at the Annual General Meeting and are not subject to service contracts. Members of the Board of Directors are not entitled to termination or severance payments.

(ii)	Executive Management

The services of the members of the Executive Management are subject to service agreements of indefinite duration but with termination provisions. ~~In the event Genmab A/S terminates the~~

Certain service agreements with ~~each member of the~~ current Executive Management members provide that in the event Genmab A/S terminates service without cause, Genmab A/S is obliged to pay the member of the Executive Management his/her existing salary for one (1) or two (2) years after the end of a one (1) year notice period.

~~If a member of the Executive Management gives notice to Genmab A/S to terminate his or her contract, he or she is required to give six (6) months’ notice.~~

~~It furthermore follows from Genmab A/S’ warrant and RSU programs that in certain “good leaver” situations outstanding warrants and RSUs awarded under these programs will continue to vest.~~

~~Change of Control~~

In the event of termination by Genmab A/S (unless for cause) or by a member of the Executive Management as a result of a change of control of Genmab A/S, Genmab A/S is contractually obliged to pay existing members of the Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two (2) years’ compensation in addition to a prolonged notice period of up to two (2) years.

Remuneration Policy

For service agreements with new members of Executive Management following effectiveness of the 2021 Remuneration Policy, the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration (as defined under the Danish Corporate Governance Recommendations).

If a member of the Executive Management gives notice to Genmab A/S to terminate his or her contract, he or she is required to give six (6) months’ notice.

Change of Control

Change of control provisions applicable to the compensation of the Executive Management are drawn up on the basis of the Danish legal definition of change of control, currently defined in the Danish Capital Markets Act, and any application thereof would be made with due consideration thereto.

In the event of a change of control of Genmab A/S, the RSUs granted to members of the Board of Directors ~~shall~~ in December 2020 and under Genmab A/S’ 2021 RSU program will vest in its entirety on a “double trigger” accelerated basis, subject to the terms of the RSU ~~program, decide on the acceleration of the vesting of RSUs and dispense with the usual vesting conditions in respect of continued service and performance. Also, it follows from Genmab A/S’ warrant~~ programs ~~that in the event of a change of control the vesting of.~~ Similarly, any warrants ~~will accelerate immediately~~ granted under Genmab A/S’ 2021 warrant program will vest in its entirety on a “double trigger” accelerated basis, subject to the terms of the 2021 warrant ~~programs~~ program. The RSUs and warrants will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs or warrants, i.e. roll over or exchange into equivalent awards. Genmab A/S’ warrant programs are included as schedules to Genmab A/S’ Articles of Association which can be downloaded at https://ir.genmab.com/corporate-governance/articles-association.

Temporary Deviation from the Remuneration Policy

In accordance with the legislation, the Board of Directors may, on a temporary basis and in exceptional circumstances, deviate from the Remuneration Policy. The exceptional circumstances might be, for example, recruitment.

The Board of Directors does not envisage that any deviations from the Remuneration Policy will be necessary. Deviations may apply to compensation components in the form of one-off bonuses, benefits, sign-~~ons~~on payments and buyout as well as exit conditions and to the relative share of each of those components and shall be decided by the Board of Directors based on a recommendation from the Compensation Committee. Any temporary deviations from the approved Remuneration Policy will be fully explained and disclosed in the Compensation Report.

Publication and Commencement of Remuneration Policy

Following approval at Genmab A/S’ Annual General Meeting on ~~March 26, 2020,~~ April 13, 2021 this Remuneration Policy will be published without undue delay on Genmab A/S' website (www.genmab.com).

Remuneration Policy

Appendix with summary of significant amendments

Summary of significant amendments proposed at the ordinary general meeting on April 13, 2021

Board of Director amendments
1. Decrease the base fee multiplier for the Chair (changes from three (3) times to two (2) times the base fee) and Deputy Chair (changes from two (2) times to one and a half (1.5) times the base fee).
Board of Directors and Executive Management amendments
1.
Double-trigger accelerated vesting for all equity grants upon a change-of-control.

As a result of the introduction of “double trigger” vesting, the accelerated vesting of warrant and RSU awards in change of control events will cease to be automatic and the awards will be subject to accelerated vesting only in the event of a qualifying termination of service following a change of control or if the acquiring company fails to equitably assume the RSUs, i.e. roll over or exchange into equivalent awards.

2.
New stock ownership guidelines of: a) increasing CEO from one (1) time annual salary to six (6) times, b) increasing other executives from one (1) time annual salary to two (2) times, and 3) introducing a three (3) times base fee retainer guideline for the members of the Board of Directors elected by the General Meeting.

3.
Proration of vesting of equity awards upon termination of board service for board members and if an Executive Management member’s employment ceases as a result of being a “good leaver”.

The amendment to the vesting provisions ensure that members of the Board of Directors may be treated as “good leavers” and RSUs may continue to vest on a pro-rated basis even when such members resign from the Board of Directors. This addresses the concerns of some investors that the lapsing of RSUs, when a board member ceases to be a member of the Board of Directors, may impair his or her independence.

Executive Management amendments
1.
New annual incentive plan structure, which includes: a) increasing maximum payout to 150% of target (150% of base salary for the CEO and 90% of base salary for the other members of the Executive Management and b) removing discretionary 15% extraordinary bonus option.

2.
Any earned bonus in excess of 100% of base salary for the CEO and 60% of base salary for other members of the Executive Management shall be mandatorily deferred into restricted stock units subject to three years vesting.

Remuneration Policy

3. The total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration.